Algonquin Power & Utilities Corp. Announces 2022 Third Quarter Financial Results
OAKVILLE, Ontario - November 11, 2022 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) today announced financial results for the third quarter ended September 30, 2022. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“It was a challenging third quarter. Despite year-over-year growth in Adjusted EBITDA1, our results for the quarter came in below our expectations and were negatively impacted by increasing interest rates and the timing of tax incentives related to certain renewable energy projects. Our underlying businesses remain strong; however, we are not immune to the macroeconomic environment. Our team is focused on identifying and implementing the necessary adjustments while executing on our three pillars of Growth, Operational Excellence and Sustainability to drive shareholder value over the long-term,” said Arun Banskota, President and Chief Executive Officer of AQN.
Banskota continued, “Although our earnings were challenged, this past quarter AQN took important strides executing on our growth objectives across both the regulated and renewable sides of our business. On the regulated side, we are one step closer to completing the pending Kentucky Power acquisition, which is expected to add to our rate base, grow customer connections, and provide an opportunity to be part of the energy transition in Kentucky. The signing of our inaugural asset recycling transaction demonstrates the potential value of our existing renewable energy portfolio and greenfield pipeline. We continue to be excited about the prospects of our asset recycling program for 2023 and beyond.”
Q3 2022 Financial Highlights
•Adjusted EBITDA1 of $276.1 million, an increase of 10% compared to the third quarter of 2021.
•Adjusted Net Earnings1 of $73.5 million, a decrease of 25% compared to the third quarter of 2021. Adjusted Net Earnings1 was negatively impacted year-over-year by higher interest expense of $23.3 million as a result of borrowings to support growth and higher interest rates. The Company also had lower year-over-year recognition of investment tax credits and production tax credits of $17.1 million, which included revised estimates associated with renewable projects that are now expected to be placed in service in 2023.
•Adjusted Net Earnings1 per common share of $0.11, a decrease of 27% compared to the third quarter of 2021.

All amounts in U.S. $ millions except per share information	Three months ended September 30
	2022	2021	Change
Revenue	$666.7	$528.6	26%
Net earnings (loss) attributable to shareholders	(195.2)	(27.9)	(600)%
Per common share	(0.29)	(0.05)	(480)%
Cash provided by operating activities	102.9	174.7	(41)%
Adjusted Net Earnings[1]	73.5	97.6	(25)%
Per common share	0.11	0.15	(27)%
Adjusted EBITDA[1]	276.1	252.0	10%
Adjusted Funds from Operations[1]	205.5	170.2	21%
Dividends per common share	0.1808	0.1706	6%

1 Please refer to "Non-GAAP Measures" at the end of this document for further details.

Corporate Highlights
•Progress Towards Closing the Kentucky Power Acquisition — On October 26, 2021, Liberty Utilities Co. (“Liberty”), an indirect subsidiary of AQN, entered into an agreement with American Electric Power Company, Inc. ("AEP") and AEP Transmission Company, LLC to acquire Kentucky Power Company and AEP Kentucky Transmission Company, Inc. for a total purchase price of approximately $2.846 billion, including the assumption of approximately $1.221 billion in debt (the "Kentucky Power Transaction"). On September 29, 2022, the parties entered into an amendment to the acquisition agreement, providing a path towards closing. Among other things, the amendment reduces the purchase price by $200 million to approximately $2.646 billion, including the assumption of approximately $1.221 billion in debt. The Kentucky Power Transaction is currently expected to close in January 2023. Closing remains subject to the satisfaction or waiver of certain conditions precedent, including approval of the Kentucky Power Transaction by the U.S. Federal Energy Regulatory Commission. Upon closing, the Kentucky Power Transaction will add to the Company’s regulated footprint in the U.S. and is expected to offer the opportunity to leverage its operational expertise and deliver benefits to the customers and communities of eastern Kentucky.
•Inaugural Asset Recycling Transaction — On October 3, 2022, the Company announced that it entered into an agreement to sell ownership interests in a portfolio of operating wind facilities in the U.S. and Canada to InfraRed Capital Partners, an international infrastructure investment manager that is part of SLC Management. The transaction consists of the sale of (1) a 49% ownership interest in three operating wind facilities in the U.S. totaling 551 MW of installed capacity, and (2) an 80% ownership interest in a 175 MW operating wind facility in Canada. Total cash proceeds from this asset recycling transaction are expected to be approximately US$278 million for the U.S. wind facilities and approximately C$107 million for the Canadian wind facility, subject to customary closing adjustments. Through its ability to develop, manage construction and perform asset management services, upon closing AQN will have added incremental shareholder value from these four wind projects.
•Release of 2022 ESG Report — Subsequent to the quarter, on November 7, 2022, the Company released its 2022 ESG Report, which details AQN's progress with respect to environmental, social and governance matters. Highlights of this year's report include an enhanced Diversity, Equity and Inclusion section showcasing AQN's accomplishments in this area, as well as enhanced data-driven content with the inclusion of new key performance indicators.
Outlook
•Updated 2022 Adjusted Net Earnings Per Common Share Estimate – In light of challenging macroeconomic conditions (including higher interest rates and inflation), delays in the construction and completion of certain of the Company’s renewable energy projects, and anticipated delays in connection with certain rate decisions, among other factors, the Company is updating its previously-disclosed Adjusted Net Earnings per common share estimate for the 2022 fiscal year from a range of $0.72-$0.77 to a range of $0.66-$0.69. This revised estimate is based on, and should be read in conjunction with, the assumptions set out under “Outlook – Updated 2022 Adjusted Net Earnings Per Common Share Estimate” and “Caution Concerning Forward-Looking Statements and Forward-Looking Information” in AQN’s Management Discussion & Analysis for the three and nine months ended September 30, 2022 (the “Interim MD&A”), which will be available on SEDAR, EDGAR and the Company’s web site. Please also refer to “Caution Regarding Forward-Looking Information” and “Non-GAAP Measures” below.

•Update on Longer-Term Targets – Given the challenging macroeconomic environment, which is expected to continue into 2023, the Company is evaluating its longer-term targets and financial expectations. The Company intends to provide further details at its upcoming Investor and Analyst Day, expected to be held in early 2023.
AQN’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2022, and Interim MD&A will be available on its web site at www.AlgonquinPowerandUtilities.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.
Earnings Conference Call
AQN will hold an earnings conference call at 8:00 a.m. eastern time on Friday, November 11, 2022, hosted by President and Chief Executive Officer, Arun Banskota and Chief Financial Officer, Darren Myers.

Date:	Friday, November 11, 2022
Time:	8:00 a.m. ET
Conference Call:	Toll Free Dial-In Number	1-800-806-5484
	Toll Dial-In Number	(416) 641-6104
	Event Passcode	8338665#
Webcast:	https://edge.media-server.com/mmc/p/9wsn4dfd
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions and value enhancing recycling of assets.
AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “estimates”, “intends”, “anticipates” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: expectations regarding AQN’s Adjusted Net Earnings per common share for the 2022 fiscal year; expectations regarding the anticipated closing of the Kentucky Power Transaction and AQN's inaugural asset recycling transaction, including the expected timing and purchase price for such transactions; expectations regarding the Kentucky Power Transaction's impacts on, and opportunities and benefits for, AQN; the anticipated benefits of the Kentucky Power Transaction to customers and communities of eastern Kentucky; expectations regarding the energy transition in Kentucky; expectations regarding future macroeconomic conditions; and expectations regarding AQN’s Investor and Analyst Day. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN's Management Discussion & Analysis and Annual Information Form for the year ended December 31, 2021, and in the Interim MD&A, each of which is or will be available on SEDAR and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 — Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (or “Adjusted EBITDA”), and “Adjusted Funds from Operations”, which are used in this news release, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures can be found in the section entitled "Caution Concerning Non-GAAP Measures" in the Interim MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found below. In addition, “Adjusted Net Earnings” is presented in this news release on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended September 30
(all dollar amounts in $ millions)	2022	2021
Net earnings (loss) attributable to shareholders	$(195.2)	$(27.9)
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	5.2	4.5
Income tax recovery	(19.5)	(19.4)
Interest expense	75.0	51.7
Other net losses[2]	5.9	0.9
Pension and post-employment non-service costs	1.5	3.9
Change in value of investments carried at fair value[1]	300.4	139.1
Loss on derivative financial instruments	0.4	1.8
Realized loss on energy derivative contracts	(0.8)	(0.5)
Loss (gain) on foreign exchange	(5.0)	1.3
Depreciation and amortization	108.2	96.6
Adjusted EBITDA	$276.1	$252.0

1	See Note 6 in the unaudited interim consolidated financial statements.
2	See Note 16 in the unaudited interim consolidated financial statements.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended September 30
(all dollar amounts in $ millions except per share information)	2022	2021
Net earnings (loss) attributable to shareholders	$(195.2)	$(27.9)
Add (deduct):
Loss on derivative financial instruments	0.4	1.8
Realized (gain) loss on energy derivative contracts	(0.8)	(0.5)
Other net losses[2]	5.9	0.9
Loss (gain) on foreign exchange	(5.0)	1.3
Change in value of investments carried at fair value[1]	300.4	139.1
Adjustment for taxes related to above	(32.2)	(17.1)
Adjusted Net Earnings	$73.5	$97.6
Adjusted Net Earnings per common share	$0.11	$0.15

1	See Note 6 in the unaudited interim consolidated financial statements.
2	See Note 16 in the unaudited interim consolidated financial statements.

Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended September 30
(all dollar amounts in $ millions)	2022	2021
Cash provided by operating activities	$102.9	$174.7
Add (deduct):
Changes in non-cash operating items	95.7	(6.2)
Acquisition-related costs	6.9	1.7
Adjusted Funds from Operations	$205.5	$170.2